EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator of the Profit Participation Plan of Moody’s Corporation:

We consent to the incorporation by reference in registration statements (No. 333-228577) and (No. 333-170727) on Form S-8 of Moody’s Corporation of our report dated June 27, 2019, with respect to the statement of net assets available for plan benefits of the Profit Participation Plan of Moody’s Corporation as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year then ended, and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2018, which report appears in the December 31, 2018 annual report for Form 11-K of the Profit Participation Plan of Moody’s Corporation.

/s/ KPMG LLP

New York, New York

June 27, 2019